UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 23, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 22 June 2016

Orange completes acquisition of mobile operator Airtel in Burkina Faso

Orange announces today that, together with its subsidiary Orange Côte d’Ivoire, it has completed the acquisition of 100% of the mobile operator Airtel in Burkina Faso. Since the signature of an agreement with Bharti Airtel International (Netherlands) BV (“Airtel”) in January 2016, Orange has obtained all the official approbations necessary to complete this transaction.

Airtel is the 2nd largest mobile operator in Burkina Faso, with close to 4.6 million customers (on the basis of active customers within a 30-day period). On the mobile financial services market, Airtel is the uncontested leader and is already interoperable with Orange Money in neighbouring countries allowing international transfers to be made. Airtel is also positioned as the country’s leading Internet provider thanks to its extensive 3.75G network, which has been rolled out in over 100 towns.

With 18 million inhabitants and a relatively high mobile penetration rate for the region (80% of the population), Burkina Faso becomes the 20th country in Africa and the Middle East to join the Orange group.

Orange’s investments in the coming years will enable customers in Burkina Faso to take advantage of the Orange group’s expertise and momentum in terms of innovation and development of the digital ecosystem, thus responding to a strong expectation from customers in Burkina Faso.

This acquisition in one of the countries with the strongest growth rates in the Economic Community of West African States (5.8% annual growth of GDP) strengthens Orange’s presence in Africa by confirming is proactive strategy in the African market.

Bruno Mettling, Deputy Chief Executive Officer of the Orange group and Chairman & CEO of Orange MEA (Middle East and Africa), stated: “We are pleased to announce that the acquisition of the mobile operator Airtel in Burkina Faso has been finalised. This new acquisition will further strengthen the Group’s positions on the African continent.”

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 155,000 employees worldwide at 31 March 2016, including 96,000 employees in France. Present in 28 countries, the Group has a total customer base of 252 million customers worldwide at 31 March 2016, including 191 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan "Essentials2020" which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Caroline Simeoni; caroline.simeoni@orange.com

ORANGE

Date: June 23, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations